UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

File No. 812-_____

	) )	APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF
In the Matter of	)	1940 FOR TEMPORARY AND PERMANENT
	)	ORDERS EXEMPTING APPLICANTS
CITIGROUP GLOBAL MARKETS INC.	)	FROM THE PROVISIONS OF SECTION 9(a)
388 Greenwich Street	)	OF SUCH ACT
New York, NY 10013)
And	)
CEFOF GP I CORP.	)
388 Greenwich Street	)
New York, NY 10013)
And	)
CELFOF GP CORP.	)
388 Greenwich Street	)
New York, NY 10013)
And	)
CITIBANK, N.A.	)
399 Park Avenue	)
New York, NY 10043)
And	)
CITIGROUP ALTERNATIVE INVESTMENTS LLC	)
731 Lexington Avenue, 28th Floor	)
New York, NY 10022)
And	)
CONSULTING GROUP ADVISORY SERVICES LLC	)
2000 Westchester Avenue Purchase, NY 10577)
And	)
CITIGROUP CAPITAL PARTNERS I GP I CORP.	)
388 Greenwich Street	)
New York, NY 10013)
And	)
CITIGROUP CAPITAL PARTNERS I GP II CORP.	)
388 Greenwich Street	)
New York, NY 10013)
)
File No. 812-_____	)

This Application consists of 36 pages.

Citigroup Global Markets Inc
CEFOF GP I Corp.
CELFOF GP Corp.
Citibank, N.A.
Citigroup Alternative Investments LLC
Consulting Group Advisory Services LLC
Citigroup Capital Partners I GP I Corp.
Citigroup Capital Partners I GP II Corp.

 (Names of Applicants)
See Above
(Addresses of Applicants’ principal executive offices)

Edward G. Turan, Esq. Managing Director and Deputy General Counsel Citigroup Global Markets Inc. 388 Greenwich Street, 17th Floor New York, NY 10013	Gail Ennis, Esq. John M. Faust, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 1875 Pennsylvania Avenue, N.W. Washington, D.C. 20006-3642

(Names and addresses of persons to whom communications should be directed)

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

	) )	APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT
In the Matter of	)	COMPANY ACT OF 1940 FOR
	)	TEMPORARY AND PERMANENT
CITIGROUP GLOBAL MARKETS, INC.	)	ORDERS EXEMPTING APPLICANTS
388 Greenwich Street	)	FROM THE PROVISIONS OF SECTION 9(a)
New York, NY 10013)		OF SUCH ACT
And	)
CEFOF GP I CORP.	)
388 Greenwich Street	)
New York, NY 10013)
And	)
CELFOF GP CORP.	)
388 Greenwich Street	)
New York, NY 10013)
And	)
CITIBANK, N.A.	)
399 Park Avenue	)
New York, NY 10043)
And	)
CITIGROUP ALTERNATIVE INVESTMENTS LLC	)
731 Lexington Avenue, 28th Floor	)
New York, NY 10022)
And	)
CONSULTING GROUP ADVISORY SERVICES LLC	)
2000 Westchester Avenue Purchase, NY 10577)
And	)
CITIGROUP CAPITAL PARTNERS I GP I CORP.	)
388 Greenwich Street	)
New York, NY 10013)
And	)
CITIGROUP CAPITAL PARTNERS I GP II CORP.	)
388 Greenwich Street	)
New York, NY 10013)
)
File No. 812-_____	)

Citigroup Global Markets Inc. (“CGMI”), CEFOF GP I Corp. (“CEFOF”), CELFOF GP Corp. (“CELFOF”), Citibank, N.A. (“Citibank”), Citigroup Alternative Investments LLC (“Citigroup Alternative”), Consulting Group Advisory Services LLC (“Advisory Services”), Citigroup Capital Partners I GP I Corp. (“CCP I”), and Citigroup Capital Partners I GP II Corp. (“CCP II,” and along with CGMI, CEFOF, CELFOF, Citibank, Citigroup Alternative, Advisory Services, CCP I, and CCP II, the “Applicants”) each hereby applies pursuant to Section 9(c) of the Investment Company Act of 1940, as amended (the “Act”), for (i) an order of temporary exemption from Section 9(a) pending the determination of the Securities and Exchange Commission (the “Commission”) on this application (“Application”) for an order of permanent exemption and (ii) a permanent order exempting each Applicant from the provisions of Section 9(a) of the Act in respect of the permanent injunction, as described below, that has been entered against CGMI.

Other than the Applicants, no existing company of which CGMI is an affiliated person currently serves as investment adviser (as defined in Section 2(a)(20) of the Act), depositor, or principal underwriter (as defined in Section 2(a)(29) of the Act) for any registered investment company, including registered management companies, registered unit investment trusts (“UITs”), or registered face amount certificate companies, or investment adviser to employees’ securities companies (defined in Section 2(a)(13) of the Act) subject to Section 9 of the Act (“ESCs”).  Applicants request that any relief granted by the Commission pursuant to this Application also apply to any other existing company of which CGMI is an affiliated person within the meaning of Section 2(a)(3) of the Act and to any other company of which CGMI may become an affiliated person in the future (together with the Applicants, the “Covered Persons”).  Applicants request that the temporary order remain in effect until the Commission acts on the Application for the permanent order.

I.	Background

A.	Applicants and the Other Covered Persons

CGMI, a New York corporation and an indirect wholly owned subsidiary of Citigroup Inc. (“Citigroup”), is a full service investment banking firm.  Citigroup is a global financial holding company whose businesses provide a broad range of financial services.  CGMI engages in securities underwriting, sales and trading, investment banking, financial advisory and investment research services.  CGMI is registered as a broker-dealer with the Commission pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (“Exchange Act”).  CGMI also is registered as an investment adviser with the Commission pursuant to Section 203(a) of the Investment Advisers Act of 1940, as amended (“Advisers Act”).  CGMI serves as principal underwriter for Funds, which are identified in Exhibit A.  CGMI currently does not serve as investment adviser or depositor of any Fund or as principal underwriter for any registered face amount certificate company, but it may seek to do so in the future.1

Citigroup Alternative, a Delaware limited liability company and an indirect wholly owned subsidiary of Citigroup, is registered as an investment adviser with the Commission pursuant to Section 203(a) of the Advisers Act.  Citigroup Alternative currently acts as investment adviser to Funds, which are identified in Exhibit A.  Citigroup Alternative currently does not serve as depositor of any Fund or as principal underwriter for any Fund or registered face amount certificate company, but it may seek to do so in the future.

1           “Funds” refers to any registered investment company, business development company, or ESC for which a Covered Person serves as an investment adviser, sub-adviser, general partner or depositor, or any registered open-end investment company, registered UIT or registered face amount certificate company for which a Covered Person serves as principal underwriter.

Advisory Services, a Delaware limited liability company and wholly owned subsidiary of Morgan Stanley Smith Barney Holding LLC in which Citigroup has an indirect interest, is registered as an investment adviser with the Commission pursuant to Section 203(a) of the Advisers Act.  Advisory Services currently acts as investment adviser to Funds, which are identified in Exhibit A.  Advisory Services currently does not serve as depositor of any Fund or as principal underwriter for any Fund or registered face amount certificate company, but it may seek to do so in the future.

Each of CEFOF, CELFOF, Citibank, Citigroup Alternative, CCP I, and CCP II (collectively, the “ESC Advisers”) is either an indirect wholly-owned subsidiary of Citigroup or is owned by an entity in which Citigroup has an indirect interest and serves as investment adviser to certain employees’ securities companies within the meaning of section 2(a)(13) of the Act (employees’ securities companies are included in the term “Funds”) sponsored by Citigroup and its affiliates (“ESCs”). 2  These ESCs are not offered to the general public, but are intended to provide investment opportunities for eligible current and former employees, officers, directors and persons on retainer of Citigroup that are competitive with those at other financial services firms and to facilitate the recruitment and retention of high caliber professionals.  None of the ESC Advisers provide any of the services covered by Section 9(a) to Funds other than to the ESCs.  The ESCs, which are identified in Exhibit A, have been exempted from all provisions of the Act (and the rules and regulations thereunder), except for certain sections, including Section 9, pursuant to a Commission order (“ESC Order”).3

2           Citibank advises at least one of the employees’ securities companies through one of its divisions, i.e., Citigroup Venture Capital International Advisers.

3           Greenwich Street Employees Fund, L.P., et al., Investment Company Act Release Nos. 25324 (Dec. 21, 2001) (notice) and 25367 (Jan. 16, 2002) (order).

B.	The Consent and Judgment (the “Action”)

CGMI executed on October 14, 2011, a Consent of Defendant Citigroup Global Markets Inc., (the “Consent”), in which CGMI neither admitted nor denied any of the allegations (except as to personal and subject matter jurisdiction) in a complaint filed by the Commission, but in which it consented to the entry of a final judgment (“Final Judgment”) against it by the United States District Court for the Southern District of New York ( the “Court”).  The Commission approved the Consent, and on October 19, 2011, the Commission filed a complaint (the “Complaint”) against CGMI in the Court.4

The conduct of CGMI, along with certain of its affiliates, (together, “Citi”) alleged in the Complaint involved Citi’s role in the structuring and marketing of a largely synthetic collateralized debt obligation (“CDO”) whose investment portfolio consisted primarily of credit default swaps (“CDS”) referencing other CDO securities with collateral consisting primarily of residential mortgage-backed securities.  The Complaint alleged that the marketing materials for the CDO were materially misleading because they suggested that Citi was acting in the traditional role of an arranging bank, when in fact Citi had allegedly exercised influence over the selection of the assets and had retained a proprietary short position of the assets it had helped select, which gave Citi allegedly undisclosed economic interests adverse to those of the investors in the CDO.

4           Securities and Exchange Commission v. Citigroup Global Markets Inc., 11-CV-7387 (S.D.N.Y. Oct. 19, 2011).

The Final Judgment would restrain and enjoin CGMI from violating Sections 17(a)(2) and (3) of the Securities Act of 1933 (“Securities Act”) in the offer or sale of any security or security-based swap agreement (the “Injunction”), impose liability on CGMI for payment of disgorgement of $160 million with prejudgment interest thereon in the amount of $30 million, and a civil penalty in the amount of $95 million.  The Final Judgment also would require CGMI to comply with certain undertakings relating to: (i) the role of the relevant Capital Markets Approval Committee or Commitment Committee with respect to the processes in place concerning written marketing materials for residential mortgage related securities (other than agency residential mortgage backed securities), including collateralized debt obligations referencing or including such securities (collectively “mortgage securities”) in which CGMI is the lead underwriter, placement agent, or plays a similar role; (ii) the role of the CGMI’s Legal and Compliance Department with respect to the review of marketing materials, offering circulars/prospectuses, and written submissions to either CGMI's Capital Markets Approval Committee or Commitment Committee used in connection with mortgage securities offerings; (iii) the review of the written marketing materials and offering circulars/prospectuses used in connection with mortgage securities by outside counsel where CGMI is the lead underwriter, placement agent, or plays a similar role of an offering of mortgage securities and retains outside counsel to advise on the offering; (iv) annual internal audits to determine that items (i), (ii), and (iii) are being complied with; and (v) annual certification that CGMI has complied in all material respects with the undertakings.  The Final Judgment was entered on [_________], 2011, giving effect to the Injunction.

II.	Application of Section 9 of the Act

Section 9(a)(2) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any investment company registered under the Act or as a principal underwriter for any registered open-end investment company, registered UIT, or registered face amount certificate company, if the person, by reason of any misconduct, is permanently or temporarily enjoined by order, judgment, or decree of any court of competent jurisdiction from, among other things, acting as, engaging in or continuing any conduct or practice in connection with the purchase or sale of any security.  Section 9(a)(3) of the Act extends the prohibitions of Section 9(a)(2) to a company, any “affiliated person” of which is disqualified under the provisions of Section 9(a)(2).  “Affiliated person” is defined in Section 2(a)(3) of the Act to include, among others, any person directly or indirectly controlling, controlled by, or under common control with, the other person.

The entry of the Final Judgment would result in a disqualification of CGMI under Section 9(a)(2) because it would be permanently enjoined by the Court from engaging in conduct in violation of Section 17(a) of the Securities Act in connection with the purchase or sale of any security.  As a consequence, CGMI would be unable to act as investment adviser, sub-adviser or depositor to the Funds or serve as principal underwriter to any Fund that is a registered open-end investment company, UIT, or registered face amount certificate company.  Taken together, Sections 9(a)(2) and 9(a)(3) would have the effect of also precluding the other Applicants from providing advisory or sub-advisory services to, or serving as depositor of, any Fund, and would preclude such Applicants from serving as principal underwriter for any Fund that is a registered open-end investment company, UIT, or registered face amount certificate company.  The entry of the Final Judgment results in a disqualification of such Applicants under Section 9(a)(3) because CGMI is an affiliated person of the other Applicants and has, by consenting to the entry of the Final Judgment, become subject to an injunction described in Section 9(a)(2).  Other Covered Persons similarly would be disqualified pursuant to Section 9(a)(3) were they to act in any of the capacities listed in Section 9(a) with respect to a Fund.

Section 9(c) of the Act provides that, upon application, the Commission shall by order grant a person an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or other conditional basis, if the person establishes that:  (1) the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or the protection of investors to grant the exemption.  In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had no involvement in, or have remedied, the conduct that serves as the basis for disqualification under Section 9(a).5

In light of the Action, the Applicants submit this Application pursuant to Section 9(c) of the Act.  In order to ensure the eligibility of the Applicants to continue to serve as investment adviser or sub-adviser of the Funds (including as general partner providing investment advisory services to the ESCs), or principal underwriter for each Fund that is a registered open-end investment company, and of the Applicants and other Covered Persons to serve in the future as investment adviser, sub-adviser or depositor of any Fund (including as general partner providing investment advisory services to the ESCs), or principal underwriter for any Fund that is a open-end investment company, registered UIT, or registered face amount certificate company, Applicants seek (1) an order granting the requested relief to the Applicants and any other Covered Persons on a temporary basis pending the Commission’s determination with respect to a permanent exemption, and (2) a permanent order of the Commission exempting the Applicants and any other Covered Persons from the provisions of Section 9(a) of the Act.

5           Cf. Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).

III.	Statement in Support of Application

In support of their position that the Commission should issue the orders granting the temporary and permanent exemptions requested above from the provisions of Section 9(a) of the Act, Applicants assert the following statements.

A.	The Limited Scope of the Alleged Misconduct

The alleged conduct giving rise to the Injunction did not involve any of the Applicants acting in the capacity of investment adviser, sub-adviser, or depositor for a Fund (including as general partner providing investment advisory services to ESCs) or principal underwriter for any registered open-end investment company, registered UIT or registered face amount certificate company.  The alleged conduct did not relate to the Funds’ management or distribution.  The alleged conduct did not involve any Fund or the assets of any Fund.

The legislative history of Section 9 of the Act indicates that the purpose of the section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”6  At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships.  It could not have been foreseen that investment advisers and other service providers to investment companies would in the future be part of large financial service organizations such as Citigroup.  As a result, the drafters of the provision could not have intended that Section 9 would operate as it does in the present case.  That is, it was not intended that an investment company would have to be deprived of its management or distribution because of alleged violations that are not related to the manager’s or distributor’s activities.  In the absence of improper practices relating to their Fund business, therefore, Applicants submit that Section 9(a) should not operate to bar them from serving the Funds and their shareholders.

6           Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).

As a result of the foregoing, the conduct of Applicants has not been such as to make it against the public interest or the protection of investors to grant the Application.

B.	Involvement of Applicants’ Personnel

To the best of Applicants’ knowledge: (i) none of the current directors, officers or employees of the Applicants that are involved in providing services as investment adviser or sub-adviser of the Funds (including as general partner providing investment advisory services to ESCs) or principal underwriter (as defined in Section 2(a)(29) of the Act) for any registered open-end company (or any other persons in such roles during the time period covered by the Complaint) participated in the conduct alleged in the Complaint to have constituted the violations that provide a basis for the Injunction; (ii) the personnel at CGMI who participated in the conduct alleged in the Complaint to have constituted the violations that provided a basis for the Injunction have had no, and will not have any, involvement in providing investment advisory or depository services (including as general partner providing investment advisory services to ESCs) to the Funds or principal underwriting services to the Funds that are registered open-end investment companies, registered UITs or registered face amount certificate companies on behalf of the Applicants or other Covered Persons; and (iii) because the personnel of the Applicants (other than those at CGMI) did not participate in the conduct alleged in the Complaint to have constituted the violations that provide a basis for the Injunction, the shareholders of those Funds were not affected any differently than if those Funds had received services from any other non-affiliated investment adviser or principal underwriter.

Applicants believe that the conduct of Applicants has not been such as to make it against the public interest or the protection of investors to grant the requested exemption from Section 9(a).

C.	Adverse Effect on Applicants

The Injunction subjects each of the Applicants (other than CGMI) to the prohibitions of Section 9(a) of the Act solely because CGMI is an affiliated person of these companies within the meaning of the Act.  Only CGMI was a party to the Action and was alleged to have been involved in the activities that form the basis for the Injunction.

If the Applicants were disqualified under Section 9(a) from continuing to serve as investment adviser or sub-adviser of the Funds, or principal underwriter for the Funds that are registered open-end investment companies, registered UITs or registered face amount certificate companies and were unable to obtain the requested exemption, the effect on their businesses and employees would be severe.  The Applicants have committed substantial resources to establishing an expertise in providing services covered by Section 9(a) of the Act to Funds.  Currently, the Applicants employ about 250 persons who are actively involved in performing the advisory or sub-advisory and/or underwriting function for Funds (not including the large number of employees of the Applicants who support the approximately 250 employees who would be adversely affected if the Applicants could no longer offer the Funds to their customers).  Prohibiting the Applicants from serving as advisers or sub-advisers of and/or principal underwriters for Funds not only would affect Applicants’ businesses adversely, but also Applicants’ employees.  For the foregoing reasons, the Section 9(a) prohibitions as applied to the Applicants would be unduly and disproportionately severe.

With respect to the ESC Advisers in particular, their disqualification from providing advisory or subadvisory services to the ESCs listed in Exhibit A would not be in the public interest or in furtherance of the protection of investors, and indeed such disqualification would frustrate the expectations of the eligible employees who invested in the ESCs.  Because the ESCs have been formed for certain key employees, officers and directors of Citigroup and its affiliates, it would not be consistent with the purposes of the employees’ securities company provisions of the Act or the terms and conditions of the ESC Order to require another entity not affiliated with Citigroup to manage the ESCs.  In addition, participating employees of Citigroup and its affiliates subscribed for interests in the ESCs with the expectation that the ESCs would be managed by an affiliate of Citigroup.

D.	Actions Taken with Respect to the Funds

To provide further assurance that the exemptive relief being requested herein would be consistent with the public interest and the protection of investors, the Applicants undertake to distribute, as soon as reasonably practicable, written materials describing the circumstances that led to the Injunction and any impact on the Funds and this Application to, and to offer to meet in person to discuss the materials with, the boards of directors or trustees of each Fund (excluding, for this purpose, the ESCs) for which the Applicants serve as investment adviser, subadviser or principal underwriter, including the directors or trustees who are not “interested persons” as defined in Section 2(a)(1) of the Act, and their independent legal counsel, if any.  The Applicants will provide the Funds with the information concerning the Injunction and this Application necessary for those Funds to fulfill their disclosure and other obligations under the federal securities laws and will provide them a copy of the Final Judgment as entered by the Court.

E.	Hardships on the Funds and their Shareholders

The inability of the Applicants to continue to serve as investment adviser or subadviser of the Funds (including as general partner providing investment advisory services to ESCs) or principal underwriter for the Funds that are registered open-end investment companies would result in the Funds and their shareholders facing potentially severe hardships.  Neither the protection of investors nor the public interest would be served by permitting the Section 9(a) disqualifications to apply to the Applicants because those disqualifications would deprive the shareholders of the Funds of the investment advisory or sub-advisory and underwriting services (including as general partner providing investment advisory services to ESCs) that shareholders expected the Funds would receive when they decided to invest in the Funds.  In addition, the Funds would have to expend time and other resources to engage substitute advisers or sub-advisers (and/or general partners, in the case of certain ESCs) and principal underwriters.  The prohibitions of Section 9(a) could, therefore, operate to the detriment of the financial interests of such Funds and their shareholders.

F.	Prior Section 9(c) Applications Filed

Certain of the Applicants and their affiliates previously have applied for and obtained the following orders under Section 9(c).  Because the previously obtained Section 9(c) orders were necessitated by enforcement actions brought by the Commission in the past, they should have little, if any, relevance to whether the pending Application is granted.  Rather, this Application should be judged on its own merits.

Salomon Brothers7

On March 9, 1978, the Commission filed a complaint in the United States District Court for the Southern District of New York in an action entitled Securities and Exchange Commission v. Sun Company, Inc. (78 Civ. 1055), against various defendants, including Salomon Brothers.  The complaint alleged that Salomon Brothers and others violated the beneficial ownership and tender offer provisions of the Exchange Act.  On February 14, 1980, after it had found violations of the federal securities laws in July 1979, the Court signed an order relating to Salomon Brothers that required it to comply with a stipulation of settlement to which it had agreed (“Salomon Brothers Order”).  The stipulation required Salomon Brothers in the future to make the initial filings required under Sections 13(d) and 14(d) of the Exchange Act and to have or continue in practice certain procedures relating to the filing requirements of those sections of the Exchange Act.

Salomon Brothers sought a Section 9(c) order so that it could continue to serve as principal underwriter for registered investment companies.  In April 1980, the Commission pursuant to Section 9(c) permanently exempted Salomon Brothers and any company with which it then was an affiliated person from the prohibitions of Section 9(a) of the Act with respect to the Salomon Brothers Order.  Investment Company Act Release Nos. 11050 (Feb. 15, 1980) (notice and temporary order) and 11119 (Apr. 8, 1980) (permanent order).

7           Salomon Brothers was a New York limited partnership engaged in the investment banking and brokerage business.  In 1997, Smith Barney Holdings Inc. was combined with Salomon, Inc. to form Salomon Smith Barney Holdings Inc., which indirectly wholly owned CGMI.

E.F. Hutton & Company Inc. (“Hutton”) and The E.F. Hutton Group Inc. (“Group”)8

On May 2, 1985, Hutton pled guilty to charges that it violated federal mail and wire fraud statutes by engaging in certain practices to obtain interest-free use of bank funds through its accounts at various banks.  United States v. E.F. Hutton & Co., Crim. No. 85-00083 (M.D. Pa.).  In a companion civil action, Hutton and Group were enjoined from, among other things, using certain elements of Hutton’s cash management system without the written consent of the banks involved and drafting checks in arbitrary amounts unrelated to ledger balances.  United States v. The E.F. Hutton Group, Civ. No. 85-0601 (M.D. Pa.) (“DOJ injunction”).  Later, on October 29, 1985, the Commission filed a complaint against Group alleging that it had violated Sections 13(a) and 13(b)(2) of the Exchange Act, and rules promulgated thereunder, by, among other things, making false and misleading statements in the MD&A section of its Forms 10-K regarding the sources of its interest income and by failing to maintain a system of adequate internal controls.  SEC v. The E.F. Hutton Group, Civ. No. 85-3419 (D.D.C. Oct. 29, 1985).  Without admitting or denying these allegations, Group agreed to the entry of a final order permanently enjoining it from such violations in the future.9

8           Hutton was a registered broker-dealer, investment adviser, and wholly-owned subsidiary of Group.  In April 1988, Hutton became an indirect, wholly-owned subsidiary of Shearson Lehman Brothers, Inc.  In July 1993, the then corporate parent of Smith Barney, Harris Upham & Co., Inc. (“SBHU”) acquired the retail brokerage and asset management operations of Shearson Lehman Brothers and combined them with SBHU, a predecessor of CGMI.

9           Hutton also consented to entry of a permanent injunction in a civil action brought by New York State, which was based on the criminal conviction, DOJ injunction and the conduct underlying them.  N.Y. v. E.F. Hutton & Co., Index No. 85-43176 (Sup. Ct. N.Y. Cty. Oct. 29, 1985).

Hutton and Group sought a Section 9(c) order.  In September 1986, the Commission permanently and conditionally exempted Hutton and Group from the prohibitions of Section 9(a) of the Act with respect to the criminal conviction and civil injunctions described in the application.  Investment Company Act Release Nos. 14499 (May 2, 1985) (notice and temporary order), 14772 (Oct. 28, 1985) (order amending existing temporary order to include the New York State injunction), 14774 (Oct. 29, 1985) (order granting further temporary relief until the earlier of the date on which the Commission takes final action on the application for a permanent order, or one year from date of the order), and 15287 (Sept. 5, 1986) (permanent conditional order).

Hutton, Shearson Lehman Hutton Inc. (“Shearson”), and 11 Other Applicants10

On May 16, 1988, Hutton pled guilty to charges that it had conspired to violate, and had violated, certain provisions of the Bank Secrecy Act due to a failure to file currency transaction reports with the IRS.  United States v. E.F. Hutton & Company Inc. (D.R.I.).  The unlawful conduct did not occur later than October 1984—more than three years before Shearson acquired Hutton.

Hutton and the other applicants sought a Section 9(c) order.  In June 1989, the Commission permanently exempted the applicants from the provisions of Section 9(a) of the Act by reason of the judgment of conviction entered against Hutton.  Investment Company Act Release Nos. 16401 (May 16, 1988) (notice and temporary order) and 17036 (June 30, 1989) (permanent order).

10           See footnote 11, supra, for a discussion of relevant business transactions occurring in 1988 and 1993.

Smith Barney, Harris and Upham & Co., Inc. (“SBHU”)11

At the time of the application, SBHU employed three individuals subject to securities-related injunctions.  The existence of the injunctions against the employees disabled SBHU from acting in the capacities with respect to Funds described in the application.

In order to continue serving in capacities described in the application, SBHU sought a Section 9(c) order.  In May 1990, the Commission permanently and conditionally exempted SBHU from the provisions of Section 9(a) of the Act that were operative as a result of the injunctions entered against the three employees.  Investment Company Act Release Nos. 17404 (Apr. 2, 1990) (notice and temporary conditional order), 17404A (Apr. 11, 1990) (corrected notice and temporary conditional order), and 17501 (May 21, 1990) (permanent conditional order).

Salomon Brothers Asset Management Inc. (“SBAM”) and  Salomon Brothers Inc. (“Salomon Brothers”)12

On May 20, 1992, the Commission filed a complaint in the United States District Court for the Southern District of New York in an action entitled Securities and Exchange Commission v. Salomon Inc. and Salomon Brothers Inc., 92 Civ. No. 3691.  The complaint alleged, among other things, that Salomon Brothers repeatedly had submitted false bids in auctions for U.S. Treasury securities.  On the day that the complaint was filed, the two defendants consented to the entry of judgments of permanent injunction.  Its injunction prohibited Salomon Brothers from committing future violations of Section 17(a) of the Securities Act, Sections 15(c)(1) and 17(a) of the Exchange Act, and various Exchange Act rules.

11           Smith Barney, Inc. was the direct parent corporation of SBHU, which is a predecessor of CGMI.
12           Salomon Brothers, a registered broker-dealer and registered investment adviser, and SBAM, a registered investment adviser, each were indirect wholly-owned subsidiaries of Salomon Inc.  In 1997, Salomon Inc. was combined with Smith Barney Holdings Inc. to form Salomon Smith Barney Holdings Inc., an indirect parent of CGMI.

SBAM and Salomon Brothers sought a Section 9(c) order.  In October 1992, the Commission permanently exempted SBAM and Salomon Brothers from the prohibitions of Section 9(a) of the Act with respect to the May 20, 1992 injunction.  Investment Company Act Release Nos. 18717 (May 20, 1992) (notice and conditional temporary order) and 19051 (Oct. 21, 1992) (permanent order).

SBHU

In March 1993, the parent of SBHU entered into an acquisition agreement, pursuant to which it agreed to acquire the domestic retail brokerage and asset management businesses of Shearson Lehman Brothers Inc. (“Shearson”) and combine it with SBHU.  During the due diligence review of Shearson’s operations, it was learned that two employees of Shearson and one of its subsidiaries were subject to securities-related injunctions; the two employees resigned from their respective positions at Shearson and its subsidiary.  SBHU proposed to hire the two employees as registered representatives at the earliest possible time, subject to receiving the registered exemption, because hiring the employees would subject SBHU to the disqualification provisions of Section 9(a) of the Act.  In July 1993, the Commission pursuant to Section 9(c) of the Act permanently and conditionally exempted SBHU from the prohibitions of Section 9(a) with respect to the employment of the two employees.  Investment Company Act Release Nos. 19478 (May 18, 1993) (notice and temporary order) and 19560 (July 2, 1993) (permanent conditional order).

SBHU

In April 1993, an individual who was subject to a securities-related injunction applied for employment as a financial consultant at Shearson, which declined to process the job application.  SBHU proposed to hire the individual as a registered representative at the earliest possible time, subject to receiving the requested exemption, because hiring the employee would subject SBHU to the disqualification provisions of Section 9(a) of the Act.  In July 1993, the Commission permanently and conditionally exempted SBHU from the prohibitions of Section 9(a) with respect to the employment of the employee.  Investment Company Act Release Nos. 19557 (July 2, 1993) (notice and temporary order) and 19597 (July 28, 1993) (permanent conditional order).

CGMI and Twelve Other Applicants

On October 31, 2003, a federal district court entered an injunction against CGMI in a matter brought by the Commission.  Securities and Exchange Commission v. Citigroup Global Markets Inc. f/k/a/ Salomon Smith Barney Inc., 03 Civ. 2945 (S.D.N.Y., filed April 28, 2003).  The complaint alleged that the firm’s research department and investment banking department issued research reports that were fraudulent, violated SRO rules regulating members’ communications with the public, and allocated hot IPO shares to executives of current or potential investment banking clients and provided special treatment for those executives.  CGMI consented to the entry of the injunction, as well as the payment of disgorgement and penalties and other equitable relief.

CGMI and the other applicants sought a Section 9(c) order.  On November 9, 2005, the Commission permanently exempted CGMI and the other applicants from the prohibitions of Section 9(a) of the Act with respect to the October 31, 2003 injunction.  Investment Company Act Release Nos. 26240 (Oct. 31, 2003) (notice and temporary order) and 27143 (Nov. 9, 2005) (permanent order).

CGMI and Twelve Other Applicants

On July 27, 2007, a federal district court entered an injunction against The BISYS Group, Inc., n/k/a Citi Investor Services, Inc., in a matter brought by the Commission.  Securities and Exchange Commission v. The BISYS Group, Inc., 07 Civ. 4010 (KMK) (S.D.N.Y., filed May 23, 2007).  The complaint alleged that BISYS had engaged in improper accounting practices that resulted in an overstatement of BISYS’s financial results for several fiscal years.  Without admitting or denying the allegations in the complaint, except as to jurisdiction, BISYS consented to the entry of the injunction, as well as the payment of disgorgement and prejudgment interest.  On August 1, 2007, Citigroup acquired BISYS, making BISYS an affiliate of other Citigroup affiliates that then served as investment advisers, principal underwriters, or depositors of investment companies and employees’ securities companies.

CGMI and twelve other applicants sought a Section 9(c) order.  On October 22, 2007, the Commission permanently exempted CGMI and the other applicants from the prohibitions of Section 9(a) of the Act with respect to the July 27, 2007, injunction.  Investment Company Act Release Nos. 27978 (Sept. 24, 2007) (notice and temporary order) and 28017 (Oct. 22, 2007) (permanent order).

CGMI and Seven Other Applicants

On December 23, 2008, a federal district court entered an injunction against CGMI in a matter brought by the Commission.  Securities and Exchange Commission v. Citigroup Global Markets Inc., 08 Civ. 10753 (S.D.N.Y., filed December 11, 2008).  The complaint alleged that, among other things, CGMI misled its customers regarding the fundamental nature of and risks associated with auction rate securities that CGMI underwrote, marketed, and sold.  CGMI consented to the entry of the injunction, as well as other equitable relief.

CGMI and the other applicants sought a Section 9(c) order.  On January 16, 2009, the Commission permanently exempted CGMI and the other applicants from the prohibitions of Section 9(a) of the Act with respect to the December 23, 2008, injunction.  Investment Company Act Release Nos. 28572 (Dec. 23, 2008) (notice and temporary order) and 28605 (Jan. 16, 2009) (permanent order).

Automated Trading Desk Specialists, LLC and Eight Other Applicants

On March 11, 2009, a federal district court entered an injunction against Automated Trading Desk Specialists, LLC (“ATDS”) in a matter brought by the Commission.  Securities and Exchange Commission v. Automated Trading Desk Specialists, LLC., 1:09cv1977 (LTS) (S.D.N.Y. Mar. 4, 2009).  The complaint alleged that, among other things, ATDS violated certain rules of the Chicago Stock Exchange by engaging in improper trades for its own proprietary accounts by trading ahead of, instead of matching customer orders, interpositioning and trading ahead of unexecuted open or cancelled orders.  ATDS consented to the entry of the injunction, as well as other equitable relief.

ATDS and the other applicants sought a Section 9(c) order.  On April 7, 2009, the Commission permanently exempted ATDS and the other applicants from the prohibitions of Section 9(a) of the Act with respect to the March 11, 2009, injunction.  Investment Company Act Release Nos. 28647 (Mar. 12, 2009) (notice and temporary order) and 28688 (Apr. 7, 2009) (permanent order).

CGMI and Seven Other Applicants

On October 19, 2010, a federal district court entered an injunction against Citigroup in a matter brought by the Commission.  Securities and Exchange Commission v. Citigroup Inc., 1:10-cv-01227 (ESH) (D.D.C. Oct. 19, 2010).  The complaint alleged, among other things, that Citigroup misled investors when it stated that it had reduced the investment bank’s subprime exposure from $24 billion at the end of 2006 to $13 billion or slightly less than that amount, while, in fact, the investment bank’s subprime exposure also included approximately $43 billion of “super senior” tranches of subprime collateralized debt obligations and related instruments called “liquidity puts.”  Citigroup consented to the entry of the injunction, as well as other relief.

CGMI and the other applicants sought a Section 9(c) order.  On November 15, 2010, the Commission permanently exempted CGMI and the other applicants from the prohibitions of Section 9(a) of the Act with respect to the October 19, 2010, injunction.  Investment Company Act Release Nos. 29464 (Oct. 19, 2010) (notice and temporary order) and 29498 (Nov. 15, 2010) (permanent order).

G.	Applicants’ Condition

The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following condition:

Any temporary exemption granted pursuant to the Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

IV.	Conclusion

For the reasons set forth above, each of the Applicants meets the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully apply, on behalf of themselves and the Covered Persons, for the entry of the following orders by the Commission as soon as may be practicable:

1.           that, pursuant to Section 9(c) of the Act, each of the Applicants and the other Covered Persons be temporarily exempted from any of the provisions of Section 9(a) of the Act that might otherwise be operative as a result of the Injunction pending final determination by the Commission of the Application for an order permanently exempting the Applicants and the other Covered Persons from any of the provisions of Section 9(a) of the Act that might otherwise be operative as a result of the Injunction; and

2.           that, pursuant to Section 9(c) of the Act, each of the Applicants and the other Covered Persons be permanently exempted from any of the provisions of Section 9(a) of the Act that might otherwise be operative as a result of the Injunction.

V.	Authorization

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:

Edward G. Turan, Esq.
Managing Director and Deputy General Counsel
Citigroup Global Markets Inc.
388 Greenwich Street, 17th Floor
New York, NY 10013

with a copy to:

Gail Ennis, Esq.
John M. Faust, Esq.
Wilmer Cutler Pickering Hale and Dorr LLP
1875 Pennsylvania Avenue, N.W.
Washington, D.C.  20006-3642

The Applicants request that the Commission issue the requested orders pursuant to Rule 0-5 under the Act without conducting a hearing.

Pursuant to Rule 0-2(c)(1) under the Act, each Applicant states that under the provisions of each Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors, officers, or other governing body, as applicable.  Each Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf.  The certifications required by Rule 0-2(c)(1) under the Act are included on the signature pages to this Application.

Pursuant to Rule 0-2(c)(1) under the Act, Citigroup Global Markets Inc. hereby states that its undersigned Managing Director and Deputy General Counsel is authorized to sign and file this Application in its name and on its behalf and that CGMI has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

Dated: October 19, 2011

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Edward G. Turan
Name:	Edward G. Turan
Title:	Managing Director and Deputy General Counsel

The undersigned states that he has duly executed the attached Application dated October 19, 2011 for and on behalf of Citigroup Global Markets Inc.; that he is Managing Director and Deputy General Counsel of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Edward G. Turan
Name:	Edward G. Turan
Title:	Managing Director and Deputy General Counsel

Pursuant to Rule 0-2(c)(1) under the Act, Citigroup Alternative Investments LLC hereby states that its undersigned Secretary is authorized to sign and file this Application in its name and on its behalf and that Citigroup Alternative has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

Dated: October 19, 2011

CITIGROUP ALTERNATIVE INVESTMENTS LLC

By:	/s/ Craig Barrack
Name:	Craig Barrack
Title:	Secretary

The undersigned states that he has duly executed the attached Application dated October 19, 2011 for and on behalf of Citigroup Alternative Investments LLC; that he is Secretary of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CITIGROUP ALTERNATIVE INVESTMENTS LLC

By:	/s/ Craig Barrack
Name:	Craig Barrack
Title:	Secretary

Pursuant to Rule 0-2(c)(1) under the Act, CEFOF GP I Corp. hereby states that its undersigned Secretary is authorized to sign and file this Application in its name and on its behalf and that CEFOF has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

Dated: October 19, 2011

CEFOF GP I CORP.

By:	/s/ Rakesh R. Patel
Name:	Rakesh R. Patel
Title:	Secretary

The undersigned states that he has duly executed the attached Application dated October 19, 2011 for and on behalf of CEFOF GP I Corp.; that he is Secretary of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CEFOF GP I CORP.

By:	/s/ Rakesh R. Patel
Name:	Rakesh R. Patel
Title:	Secretary

Pursuant to Rule 0-2(c)(1) under the Act, CELFOF GP Corp. hereby states that its undersigned Secretary is authorized to sign and file this Application in its name and on its behalf and that CELFOF has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

Dated: October 19, 2011

CELFOF GP CORP.

By:	/s/ Rakesh R. Patel
Name:	Rakesh R. Patel
Title:	Secretary

The undersigned states that he has duly executed the attached Application dated October 19, 2011 for and on behalf of CELFOF GP Corp.; that he is Secretary of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CELFOF GP CORP.

By:	/s/ Rakesh R. Patel
Name:	Rakesh R. Patel
Title:	Secretary

Pursuant to Rule 0-2(c)(1) under the Act, Citibank, N.A. hereby states that its undersigned Assistant Secretary is authorized to sign and file this Application in its name and on its behalf and that Citibank has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

Dated: October 19, 2011

CITIBANK, N.A.

By:	/s/ Edward G. Turan
Name:	Edward G. Turan
Title:	Assistant Secretary

The undersigned states that he has duly executed the attached Application dated October 19, 2011 for and on behalf of Citibank, N.A.; that he is Assistant Secretary of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CITIBANK, N.A.

By:	/s/ Edward G. Turan
Name:	Edward G. Turan
Title:	Assistant Secretary

Pursuant to Rule 0-2(c)(1) under the Act, Citigroup Capital Partners I GP I Corp. hereby states that its undersigned Secretary is authorized to sign and file this Application in its name and on its behalf and that CCP I has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

Dated: October 19, 2011

CITIGROUP CAPITAL PARTNERS I GP I CORP.

By:	/s/ Rakesh R. Patel
Name:	Rakesh R. Patel
Title:	Secretary

The undersigned states that he has duly executed the attached Application dated October 19, 2011 for and on behalf of Citigroup Capital Partners I GP I Corp.; that he is Secretary of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CITIGROUP CAPITAL PARTNERS I GP I CORP.

By:	/s/ Rakesh R. Patel
Name:	Rakesh R. Patel
Title:	Secretary

Pursuant to Rule 0-2(c)(1) under the Act, Citigroup Capital Partners I GP II Corp. hereby states that its undersigned Secretary is authorized to sign and file this Application in its name and on its behalf and that CCP II has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

Dated: October 19, 2011

CITIGROUP CAPITAL PARTNERS I GP II CORP.

By:	/s/ Rakesh R. Patel
Name:	Rakesh R. Patel
Title:	Secretary

The undersigned states that he has duly executed the attached Application dated October 19, 2011 for and on behalf of Citigroup Capital Partners I GP II Corp.; that he is Secretary of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CITIGROUP CAPITAL PARTNERS I GP II CORP.

By:	/s/ Rakesh R. Patel
Name:	Rakesh R. Patel
Title:	Secretary

Pursuant to Rule 0-2(c)(1) under the Act, Consulting Group Advisory Services LLC hereby states that its undersigned Secretary is authorized to sign and file this Application in its name and on its behalf and that Consulting Group Advisory Services LLC has complied with all requirements for the execution and filing of this Application in its name and on its behalf.

Dated: October 19, 2011

CONSULTING GROUP ADVISORY SERVICES LLC

By:	/s/ Anne Cooney
Name:	Anne Cooney
Title:	Secretary

The undersigned states that she has duly executed the attached Application dated October 19, 2011 for and on behalf of Consulting Group Advisory Services LLC; that she is Secretary of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

CONSULTING GROUP ADVISORY SERVICES LLC

By:	/s/ Anne Cooney
Name:	Anne Cooney
Title:	Secretary

EXHIBIT A

REGISTERED INVESTMENT COMPANIES TO WHICH APPLICANTS OR ITS AFFILIATES PROVIDE SERVICES
Fund Name	Principal Underwriter (U) /Adviser (A)

Consulting Group Capital Markets Funds	Consulting Group Advisory Services LLC (A); CGMI (U)
Large Capitalization Growth Investments Portfolio
Large Capitalization Value Equity Investments Portfolio
Small Capitalization Growth Investments Portfolio
Small Capitalization Value Equity Investments Portfolio
International Equity Investments Portfolio
Emerging Markets Equity Investments Portfolio
Core Fixed Income Investments Portfolio
High Yield Investments Portfolio
International Fixed Income Investments Portfolio
Municipal Bond Investments Portfolio
Money Market Investments Portfolio

LMP Corporate Loan Fund Inc., f/n/a Citigroup Investments Corporate Loan Fund Inc.	Citigroup Alternative Investments LLC (A)

EMPLOYEES’ SECURITIES COMPANIES ADVISED BY ESC ADVISERS
ESC Name	Investment Adviser(s)
Citigroup Capital Partners II U.S. Employee Fund, L.P.	Citigroup Alternative Investments LLC

Citigroup Capital Partners II U.K. Employee Fund, L.P.	Citigroup Alternative Investments LLC

Citigroup Capital Partners II Cayman Employee Fund, L.P.	Citigroup Alternative Investments LLC

Citigroup Capital Partners II U.S.-UK. Employee Fund, L.P.	Citigroup Alternative Investments LLC

Citigroup Capital Partners II U.K. Underlying Fund, L.P.	Citigroup Alternative Investments LLC

Citigroup Capital Partners II Employee Master Fund, L.P.	Citigroup Alternative Investments LLC

Citigroup Employee Fund of Funds (DE-UK) I, LP	CEFOF GP I Corp.

Citigroup Employee Fund of Funds (UK) I, LP	CEFOF GP I Corp.

Citigroup Employee Fund of Funds (Cayman) I, LP	CEFOF GP I Corp.

Citigroup Employee Fund of Funds (US-UK) I, LP	CELFOF GP Corp.

Citigroup Employee Fund of Funds 1, LP	CELFOF GP Corp.

Citigroup Employee Fund of Funds (Master Fund) I, LP	CELFOF GP Corp.

Citigroup Venture Capital International Growth Partnership (Employee) II, L.P.	Citibank, N.A., Citigroup Alternative Investments LLC (sub-adviser)

The Citigroup Private Bank Employee Co-Investment Program, LP	Citibank, N.A.

The Citigroup Private Bank Employee Co-Investment Program II, LP	Citibank, N.A.

The Citigroup Private Bank Co-Investment Program (Feeder), Ltd.	Citibank, N.A.

The Citigroup Private Bank Co-Investment Program (Feeder) II, Ltd.	Citibank, N.A.

SSB Capital Partners (DE-UK) I, LP	Citigroup Capital Partners I GP I Corp.

SSB Capital Partners (UK) I, LP	Citigroup Capital Partners I GP I Corp.

SSB Capital Partners (Cayman) I, LP	Citigroup Capital Partners I GP I Corp.

SSB Capital Partners (US-UK) I, LP	Citigroup Capital Partners I GP II Corp.

EMPLOYEES’ SECURITIES COMPANIES ADVISED BY ESC ADVISERS
ESC Name	Investment Adviser(s)
SSB Capital Partners I, LP	Citigroup Capital Partners I GP II Corp.

SSB Capital Partners (Master Fund) I, LP	Citigroup Capital Partners I GP I Corp.

CVCIGP II U.S. Employee, L.P.	Citibank, N.A., Citigroup Alternative Investments LLC (sub-adviser)

CVCIGP II U.S.-U.K. Employee, L.P.	Citibank, N.A., Citigroup Alternative Investments LLC (sub-adviser)

CVCIGP II Delaware Employee, L.P.	Citibank, N.A., Citigroup Alternative Investments LLC (sub-adviser)

CVCIGP II Cayman Employee, L.P.	Citibank, N.A., Citigroup Alternative Investments LLC (sub-adviser)

CVCIGP II Offshore Employee, L.P.	Citibank, N.A., Citigroup Alternative Investments LLC (sub-adviser)